
10030843

SECURITIE[illegible]
V[illegible]

cm

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

(A)

SEC Mail Processing Section
APR 15 2010
Washington, DC
110

SEC FILE NUMBER
8- 66262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Development Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Road, Ste. 2000
(No. and Street)

Colorado Springs, CO 80921
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co. LLP
(Name – *if individual, state last, first, middle name*)

9605 South Kingston Court, Ste. 200, Englewood, CO 80112
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Q. Mendrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Development Capital, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen L. Mendrop
Notary Public
State of Colorado
My Commission Expires on 4/14/13

[signature]
Notary Public

[signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RICHEY
MAY & CO.

April 5, 2010

Chris G. Mendrop
Corporate Development Capital, LLC
14680 Sterling Road
Colorado Springs, CO 80921

Dear Chris:

Enclosed is a revised Schedule of the Computation of Net Capital to the audited financial statements of Corporate Development Capital, LLC stating that there are no material differences between the audited computation of net capital and the firm's unaudited net capital computation as reported on the original FOCUS Part IIA. This statement was also included in footnote B of the audited financial statements.

Please make sure you file one copy of the Schedule as well as your signed Oath of Affirmation with FINRA and the SEC Regional Office and two copies to the SEC Washington, D.C. office. Thank you.

Sincerely,

/s/ Keith A. May

RICHEY, MAY & CO, LLP
Keith A. May, Partner

CORPORATE DEVELOPMENT CAPITAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Total members' equity	$	14,933
Deductions and/or charges:		
Non-allowable assets -		
Prepaid expenses		(996)
Net capital before haircuts on securities positions		13,937
Haircuts and undue concentration		-
NET CAPITAL	$	13,937
MINIMUM NET CAPITAL REQUIREMENT (Greater of $5,000 or 6.66% of aggregate indebtedness)	$	5,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$	8,937
AGGREGATE INDEBTEDNESS	$	-
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0%
Net capital as reported in Company's original FOCUS Report Part IIA as of December 31, 2009	$	13,937

There are no differences between the audited computation of net capital and the Company's unaudited net capital computation per the original FOCUS report Part IIA.

FINRA™
Financial Industry Regulatory Authority

By Certified Mail #7007 2560 0002 6460 2227

March 23, 2010

CONFIDENTIAL

Mr. Chris Mendrop
President
Corporate Development Capital, LLC
14680 Sterling Road, Suite 2000
Colorado Springs, CO 80921

RE: Corporate Development Capital, LLC Annual Audited Report

Dear Mr. Mendrop:

This acknowledges receipt of your December 31, 2009 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- A statement, pertaining to the audited computation of net capital and the firm's un-audited net capital computation as reported on the original FOCUS Part IIA, that no material differences existed if such was the finding. (SEC Rule 17a-5(d)(4) states: If no material differences exist, a statement so indicating shall be filed.)
- Oath of Affirmation page with original signatures.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *FINRA Manual* under the section titled *SEC Rules*. We urge you to review the Rule with your independent accountant.

Pursuant to the provision of FINRA Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC Regional Office, and two copies to SEC Washington, D.C. Office. Your submissions must include a new complete Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

District 3A
4600 S. Syracuse St., Suite 1400
Denver, CO 80237-2719

t 303 446 3100
f 303 620 9450
www.finra.org

Please respond to this matter by April 6, 2010. Questions may be addressed to your District Regulatory Coordinator, Dara Lee Owens at (303) 446-3123.

Sincerely,



Lance Burkett
Examination Manager

Enclosure: X-17A-5 Part III Page

cc: Securities and Exchange Commission
Richey May & Co., LLP
9605 South Kingston Court, Suite 200
Englewood, CO 80112